EXHIBIT 12(a)

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010 (a)	2009 (a)
Computation of Earnings
Net income (loss) attributable to Key	242	204	$910	$858	$920	$554	$(1,335)
Add: Provision for income taxes	92	70	271	231	364	186	(1,035)
Less: Income (loss) from discontinued operations, net of taxes	4	3	40	23	(35)	(23)	(48)

Income (loss) before income taxes and cumulative effect of accounting change	330	271	1,141	1,066	1,319	763	(2,322)
Fixed charges, excluding interest on deposits	39	43	154	200	248	244	314

Total earnings for computation, excluding interest on deposits	369	314	1,295	1,266	1,567	1,007	(2,008)
Interest on deposits	32	45	158	257	390	671	1,119

Total earnings for computation, including interest on deposits	401	359	$1,453	$1,523	$1,957	$1,678	$(889)

Computation of Fixed Charges
Net rental expense	26	27	$111	$109	$106	$120	$122

Portion of net rental expense deemed representative of interest	4	4	$17	$16	$16	$18	$18
Interest on short-term borrowed funds	3	2	10	11	16	20	21
Interest on long-term debt	32	37	127	173	216	206	275

Total fixed charges, excluding interest on deposits	39	43	154	200	248	244	314
Interest on deposits	32	45	158	257	390	671	1,119

Total fixed charges, including interest on deposits	71	88	$312	$457	$638	$915	$1,433

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	6	5	$23	$22	$107	$164	$294
Total fixed charges, excluding interest on deposits	39	43	154	200	248	244	314

Combined fixed charges and preferred stock dividends, excluding interest on deposits	45	48	177	222	355	408	608
Interest on deposits	32	45	158	257	390	671	1,119

Combined fixed charges and preferred stock dividends, including interest on deposits	77	93	$335	$479	$745	$1,079	$1,727

Ratio of Earnings to Fixed Charges
Excluding deposit interest	9.46	7.30	8.41	6.33	6.32	4.13	(6.39)
Including deposit interest	5.65	4.08	4.66	3.33	3.07	1.83	(.62)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	8.20	6.54	7.32	5.70	4.41	2.47	(3.30)
Including deposit interest	5.21	3.86	4.34	3.18	2.63	1.56	(.51)

(a)	Financial data was not adjusted to reflect the treatment of Victory as a discontinued operation.